August 5, 2005



Room 4561

Charles T. Jensen
President and Chief Executive Officer
NeoMedia Technologies, Inc.
2201 Second Street, Suite 402
Fort Myers, Florida 33901

Re:	NeoMedia Technologies, Inc.
	Amendment No. 2 to Registration Statement on Form S-4/A
	Filed July 18, 2005
	File No. 333-123848

	Form 10-KSB for the fiscal year ended December 31, 2004, as amended
	Form 10-QSB for the fiscal quarter ended March 31, 2005
	File No. 0-32262

Dear Mr. Jensen:

	This is to advise you that we have limited our review of the above-referenced documents to the matters identified below and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. With respect to the comments on the periodic report, your response should be provided as soon as possible and not later than August 19, 2005. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Recent Developments
1. Please revise to disclose the terms of the unsecured promissory note and the letter of intent with Mobot, Inc. signed July 26, 2005.
Further, under Rule 3-05 and Rule 11-01 of Regulation S-X, financial statements and pro forma financial information of Mobot may be required depending on the level of significance. Please provide us with a determination of the significance level of this acquisition.

Prospectus Cover Page
2. We refer you to prior comment 3 of our letter dated June 20, 2005.
Similar to disclosure in your amended Form S-3 filed on July 18, 2005, please revise your Prospectus Cover Page to disclose the concurrent registration statement.

Where You Can Find Additional Information, page 106
3. We note disclosure that "[t]his information statement/prospectus incorporates by reference the documents set forth below that NeoMedia and BSD have previously filed with the SEC." Please revise to either list the filings you had intended to incorporate by reference or remove related disclosure in this section. Please tell us the specific items of Form S-4 that you are following to provide the information about the registrant and company being acquired. See
Part I (A) and (B) of Form S-4.

Exhibits

Exhibit 8.1
4. We refer you to comment 7 of our letter dated June 20, 2005.
We
note that the opinion continues to discuss "assumptions that are customary in opinion letters of this kind," and contains a non-exclusive list of assumptions made in connection with delivering the opinion. Please revise to state that the assumptions contained in the opinion are the only ones you relied upon or disclose all additional assumptions.

Form 10-KSB/A for the Year Ended December 31, 2004
5. Note that the accounting staff has reviewed your above Forms
10-
KSB and 10-QSB and have the following comments.  Please note that the
accounting staff has limited its review to the matters addressed in
the comments below.   All outstanding staff comments will need to
be
resolved prior to the effectiveness of your registration statement on
Forms S-4 and S-3, amended on July 18, 2005. In addition, please be sure to make conforming changes to all of your filings to the extent that changes to your periodic reports under the Exchange Act resulting from the comment process are also applicable to the registration statement, or vice versa.

Audited Financial Statements

Note 2. Summary of Significant Accounting Policies

Financial Instruments, page F-8
6. We note your statement that it is not practicable to estimate the fair value of the Company`s investment in the common stock of iPoint-
Media Ltd. because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.
In light of the lack of fair value information, tell us how you determined that the investment was not impaired. In this regard, we note from iPoint`s Form SB-2 filed on July 1, 2005 that iPoint has sustained operating losses, expects such losses to continue in the foreseeable future, has not generated sufficient revenues to achieve profitable operations or positive cash flow from operations, has a working capital deficiency and an accumulated deficit, the relationship from which iPoint derived 96% of its revenues in 2004 was terminated, and the independent auditors have expressed substantial doubt about iPoint`s ability to continue as going concern. Address how you considered the guidance in SFAS No. 144.

Shipping and Handling Fees, page F-10
7. We note that shipping and handling costs are netted in cost of goods sold. Tell us how your accounting complies with Issue 1 of EITF 00-10 which states that shipping and handling fees should be classified as revenue. Include a schedule of all shipping and handling costs incurred and passed through to customers for the past two years in your response.
* * * *

	You may contact Steven Williams, at (202) 551-3478 or Melissa Walsh, at (202) 551-3224 you have questions regarding comments on the
financial statements and related matters.  If you have any other questions, please call Adam Halper, at (202) 551-3482.  If you require additional assistance you may contact Perry Hindin, at
(202)
551-3444 or the undersigned, at (202) 551-3730.

      Sincerely,


      Barbara C. Jacobs
      Assistant Director


cc:	Via Facsimile
      Clayton E. Parker, Esq. & Ronald S. Haligman, Esq.
      Kirkpatrick & Lockhart LLP
      201 S. Biscayne Blvd. Suite 2000
	Phone: (305) 539-3305
      Fax: (305) 358-7095
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Charles T. Jensen
NeoMedia Technologies, Inc.
August 5, 2005
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